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Martin Dozier	Direct Dial: 404-881-4932	Email: martin.dozier@alston.com

October 25, 2022

VIA EDGAR

Christopher R. Bellacicco

Attorney-Adviser

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street NE Washington, DC 20549

Re:	AOG Institutional Diversified Fund (File No. 811-23764) AOG Institutional Diversified Tender Fund (File No. 811-23766) AOG Institutional Diversified Master Fund (File No. 811-23765)

Dear Mr. Bellacicco:

This letter sets forth the response of our clients, AOG Institutional Diversified Fund (the “Auction Fund”), AOG Institutional Diversified Tender Fund (the “Tender Offer Fund”), and AOG Institutional Diversified Master Fund (the “Master Fund” and together with the Auction Fund and the Tender Offer Fund, the “Issuer”), to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 18, 2022 (the “Comment Letter”), pertaining to the registration statements filed on Form N-2 on December 16, 2021 (the “Registration Statements”). The Issuer included many of the revisions requested below in its Registration Statements for the Auction Fund and the Tender Offer Fund filed with the Commission on June 23, 2022 and included all of the requested disclosures in the amended Registration Statements for the Auction Fund and the Tender Offer Fund filed with the Commission on October 19, 2022 (the “Amended Registration Statements”).

The Applicant’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

Mr. Christopher R. Bellacicco
October 25, 2022

ALL FUNDS

1.                   Comment: Please tell us if you have presented any test-the-waters materials to potential investors in connection with these offerings. If so, we will request these materials for review.

Response: The Issuer confirms that it has not presented any test-the-waters materials to potential investors in connection with these offerings.

2.                   Comment: Please clarify whether the Auction Fund and Tender Offer Fund will be the only feeder funds invested in the Master Fund. If other entities may invest in the Master Fund, please supplementally describe these prospective investors.

Response: The Issuer anticipates that the Auction Fund and the Tender Offer Fund will be the only feeder funds invested in the Master Fund.

3.                   Comment: Please represent to the staff that each Fund reasonably believes that its assets will provide adequate cover to allow the Fund to satisfy all of its unfunded investment commitments and provide a general explanation as to how the Fund will provide such cover.

Response: The Issuer confirms that each Fund reasonably believes that its assets will provide adequate cover to allow the Issuer to satisfy all of its unfunded investment commitments. The Issuer intends to do so by utilizing prudential investment management and additional invested capital by future investors.

AUCTION FUND AND TENDER OFFER FUND

Prospectus

Cover page

4.                   Comment: The second full paragraph on the second cover page states that “[s]hares will not be listed on a public exchange.” Please add a sentence after this stating that “[i]nvestors will not be able to sell their shares in the first 12-18 months of AOG Institutional Diversified Fund’s operations.”

Response: The following sentence has been removed from the Registration Statements: “[s]hares will not be listed on a public exchange.” Additionally, on page. 3 under the section titled “Purchase, Exchange and Repurchase of Shares”, the Registration Statement states that “During the first 12-18 months of the Auction Fund’s operations, investors (i) will be able to purchase Auction Fund Shares monthly directly from the Auction Fund at their net asset value (“NAV”) calculated as of the last business day of each month, and (i) will not be able to sell their Auction Fund Shares.

5.                   Comment: Please also disclose on the cover page that:

a.	the amount of distributions that the Fund may pay, if any, is uncertain; and
b.	the Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as borrowings and amounts from the Fund’s affiliates that are subject to repayment by investors.

Mr. Christopher R. Bellacicco
October 25, 2022

Response: The Issuer included the requested disclosure on the cover page of the Amended Registration Statements.

The Funds – page 1

6.                   Comment: The disclosure in this section indicates that the Auction Fund and Tender Offer Fund intend to apply for exemptive relief to permit them to offer additional classes of shares. Supplementally, please discuss the expected timing in which the Funds plan to apply for relief.

Response: At the present time, neither the Auction Fund nor the Tender Fund intends to apply for exemptive relief.

Purchase, Exchange and Repurchase of Shares – page 2

7.                   Comment: The disclosure indicates that the Adviser currently intends to recommend that each annual repurchase of Tender Offer Fund Shares be limited to no more than 5% of the Master Fund. Supplementally, please clarify whether the 5% limitation on repurchases is being set so the Funds may rely on the Commission Guidance on Mini-Tender Offers (Release 34-43069 and IC-24564) (July 31, 2000), which would permit the Fund to avoid the filing, disclosure and procedural requirements of Section 14(d) of the Securities Exchange Act of 1934 (“Exchange Act”) and Regulation 14D thereunder.

Response: The Issuer so confirms.

8.                   Comment: Please disclose whether shareholders will have to pay any fees or commissions to (a) participate in a monthly auction in order to offer their Auction Fund Shares for sale; or (b) exchange their Auction Fund Shares for Tender Offer Fund Shares.

Response: The Issuer is responsible for payment of periodic fees to Nasdaq Private Market for participation in its monthly auction. As a result, while the Issuer’s shareholders will not be directly paying such fees, the fees will be paid by funds from the Issuer’s assets and the shareholders will indirectly bear such expenses.

The Issuer has included the requested disclosure in the Amended Registration Statements.

9.                   Comment: The disclosure states that to the extent purchase orders exceed unexecuted sell interest, “the Auction Fund will execute these purchase orders at the Fund’s most recently calculated NAV.” Please add “rather than at the auction price” to the end of this sentence.

Response: The Issuer included the requested disclosure on pg. 3 of the Amended Registration Statements.

Investment Strategy – page 4

10.               Comment: This section indicates that the Fund will invest in equities. Please clarify whether the Fund will focus on issuers of a particular capitalization size and any specific markets or sectors.

Response: At the present time, the Issuer has not limited initial investments in equity securities to any particular capitalization size or any specific markets or sectors.

Mr. Christopher R. Bellacicco
October 25, 2022

Investment Strategy – page 5

11.               Comment: This section states that the Fund may enter into short sales on equity securities. Please confirm that expenses such as dividends paid on stocks sold short are included in the “Other Expenses” line of the “Summary of Fees and Expenses” table.

Response: The Issuer confirms that all dividends paid on stocks sold short are reflected in the “Other Expenses” line of the “Summary of Fees and Expenses” table. The Issuer undertakes to update the “Summary of Fees and Expenses” table for any adjustments to expenses associated with short sales on equity securities, such as dividends paid on stocks sold short.

Asset Classes and Instruments – page 6

12.               Comment: The disclosure in the “Equities” and “Fixed Income” sections refers to investments in “emerging markets.” Please disclose the method by which the Fund will determine whether a country is an emerging market.

Response: The Issuer does not anticipate purchasing individual emerging market stocks. Emerging markets will be represented in the portfolio using exchange traded funds (“ETFs”) which will be selected by screening databases using emerging markets as one of the screens. The Issuer does not anticipate emerging market securities ever representing a meaningful portion of the Issuer’s investment strategy.

The Issuer has included the requested disclosure in the Amended Registration Statements.

13.               Comment: The disclosure in the “Real Estate” section refers to direct holdings of real property. Consistent with the disclosure on pages 34-35, please clarify that the properties will be acquired through entities owned or controlled by the Fund.

Response: The Issuer included the requested clarification on pg. 5 of the Amended Registration Statements.

Asset Classes and Instruments – page 6

14.               Comment: In the “Fixed Income” section, please disclose whether fixed income investments will include below-investment grade securities and, if so, to what extent.

Response: The Issuer will not invest directly in fixed income investments, but may utilize other vehicles, such as ETFs and non-traded BDCs. The ETFs used may be high yield bond ETFs, which would be below investment grade. The Issuer anticipates non-traded BDCs and other private credit structures will represent less than 25% of the Issuer’s investments.

The Issuer has included the requested disclosure in the Amended Registration Statements.

15.               Comment: The disclosure in the “Investment Funds” section states that “[t]he Fund may invest without limit in eligible asset classes and securities through [ETFs], closed-end funds, open-end funds (mutual funds), managed futures funds, commodity pools and other publicly and privately offered pooled investment vehicles . . . including Private Markets Investment Funds” (emphasis added). Please supplementally explain how the Fund may invest without limit in ETFs,

Mr. Christopher R. Bellacicco
October 25, 2022

closed-end funds and mutual funds and still comply with the fund of funds restrictions of the 1940 Act. For example, will the Fund rely on Rule 12d1-4?

Response: The Issuer removed the phrase “without limit” in the disclosure on pg. 6 of the Amended Registration Statements.

Limitations Involving Asset Classes, Industries and Investment Funds – page 6-7

16.               Comment: For any wholly-owned subsidiary of the Funds (or subsidiary of such subsidiary), please disclose, as applicable:

a.	that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8);
b.	that any investment adviser to the subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the subsidiary’s investment advisory agreements may be combined;
c.	that each subsidiary complies with the provisions relating to affiliated transaction and custody (Section 17). Please identify the custodian of the subsidiary, if any.
d.	Please also confirm in correspondence that: (i) the subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees” and the subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; and (ii) the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.
Response:
a.	The Issuer included the requested disclosure on pg. 7 of the Amended Registration Statements.
b.	The Issuer included the requested disclosure on pg. 7 of the Amended Registration Statements. The Issuer confirms that any investment advisory agreement between the subsidiary and its investment adviser will be filed as an exhibit to the Amended Registration Statements.
c.	The Issuer has included the requested disclosure on pg. 7 of the Amended Registration Statements.
d.	The Issuer confirms that (i) the subsidiary’s management fee will be included in “Management Fees” and the subsidiary expenses will be included in “Other Expenses” in the Issuer’s prospectus fee table and (ii) the subsidiary and its board of directors, if applicable, will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Convertible Securities Risk, Preferred securities Risk and medium and Small Capitalization Company Risk – pages 11-12

17.               Comment: The staff notes that, while Convertible Securities Risk, Preferred Securities Risk and Medium and Small-Capitalization Company Risk are listed as principal risks,

Mr. Christopher R. Bellacicco
October 25, 2022

they are not discussed in the principal investment strategy. Please include a discussion of such securities or remove the risk disclosure, as appropriate

Response: Convertible securities, preferred securities, and medium and small-capitalization companies will not represent a meaningful portion of the Issuer’s investments. As such, the Issuer has removed the risk disclosure in the Amended Registration Statements.

Repurchase Risks – page 15

18.               Comment: Please clarify that repurchases for Tender Offer Fund Shares will be limited to an annual repurchase of no more than 5% of the Master Fund’s net assets. Please also disclose that repurchases of Tender Offer Fund Shares may be subject to an early repurchase fee equal to 2.00% of the NAV of any Shares repurchased by the Fund that were held for less than one year.

Response: The Issuer included the requested disclosure on pg. 15 of the Amended Registration Statements.

Potential Conflicts of Interest – page 21

19.               Comment: Please disclose any conflicts of interest that may arise in relation to the Adviser’s selection of investments or use of techniques (such as leverage) that have the effect of increasing its compensation.

Response: The Issuer included the requested disclosure on pg. 21 of the Amended Registration Statements.

Plan of Distribution – page 24

20.               Comment: The disclosure states that “the Auction Fund reserves the right to reject any subscription in whole or in part.” Please supplementally discuss whether there are any parameters limiting or governing the Auction Fund’s ability to reject a subscription in whole or in part. If so, please disclose those parameters. If not, and the Auction Fund has broad discretion in making this determination, please disclose this.

Response: The Issuer included the requested disclosure on pg. 22 of the Amended Registration Statements.

U.S. Federal Income Tax Matters – page 24

21.               Comment: With respect to the discussion of the Fund providing a Form 1099 tax reporting document, if applicable:

a.	Please include disclosure indicating that entities in which the Master Fund may invest, such as REITs and certain partnerships, may not provide complete and final tax information to the Master Fund until after the Funds issue a Form 1099 tax reporting document to shareholders. As a result, the Funds may need to reclassify the amount and character of their distributions to shareholders after issuing their Form 1099. When such a reclassification is necessary, a Fund will send shareholders a corrected, final Form 1099 to reflect the reclassified information, and shareholders

Mr. Christopher R. Bellacicco
October 25, 2022

should use the information on this corrected Form 1099 in completing their tax returns.

b.	Please also consider briefly disclosing this on the cover page of the prospectus, including a cross-reference to where this is discussed in greater detail in the prospectus.

Response:

a.	The Issuer has included the requested disclosure in the Amended Registration Statements.
b.	The Issuer has included the disclosure on the cover page of the prospectus, including a cross-reference to where the disclosure is discussed in greater detail in the prospectus.

Structure – page 26

22.               Comment: The disclosure states that the Funds’ “structure is intended to comply with the exemptive order received by the Nasdaq Prime Market from the SEC that grants a limited exemption from Rule 102 of Regulation M (the ‘Nasdaq Private Market Exemptive Order’) . . . to facilitate the auction process.” The NPM order permits the Tender Offer Fund to conduct tender offers for its securities during the applicable restricted period even though periodic auctions in the securities of the related Auction Fund will also be conducted on the Nasdaq Private Market platform. Please confirm that, in addition to complying with the conditions set forth in the Nasdaq Private Market Exemptive Order, any tender offers made any tender offers made by the Tender Offer Fund will comply with Rule 13e-4 under the 1934 Act.

Response: Confirmed. The Issuer has provided the requested confirmation on pg. 24 of the Amended Registration Statements.

Summary of Fees and Expenses – page 26

23.               Comment: The introductory paragraph to this section refers to the fees and expenses that the Auction Fund expects to incur. However, there is no reference to fees and expenses that the Tender Offer Fund expects to incur. Please provide a fee table reflecting these expenses or explain why a fee table for only the Auction Fund is necessary.

Response: The Issuer submits a summary of fees and expenses table is unnecessary at this time. At present, the Tender Offer Fund has no assets or shareholders, and has thus incurred no fees or expenses. The fees and expenses are allocated between both the Master Fund and the Auction Fund based on which fees and expenses are fund-specific. Therefore, the Master Fund’s summary of fees and expenses table is substantially similar to that of the Auction Fund, except for those fund-specific fees and expenses. The Issuer undertakes to amend the Registration Statements once the Tender Offer Fund has assets and shareholders to reflect any applicable fees and expenses.

24.               Comment: The staff notes that the fee table does not appear to reflect the impact of borrowings. Please confirm that the Funds do not intend to borrow during the first 12 months of operation.

Response: The Issuer does not intend to borrow during the first 12 months of operation.

Mr. Christopher R. Bellacicco
October 25, 2022

25.               Comment: The staff notes that fee tables for the Auction Fund and Tender Offer Fund are the same as the Master Fund. Please confirm that this is correct, as the expense ratio for feeder funds are typically higher than the master fund due to feeder-specific expenses.

Response: The fee tables included in the Registration Statements represent cumulative fees for the Master Fund, Auction Fund, and Tender Offer Fund.

26.               Comment: Please consider explaining in footnote 1 that the Management Fee is calculated based on Managed Assets, and explain what this means.

Response: The Issuer provided the requested disclosure to footnote 1 in the Amended Registration Statements.

Example – page 26

27.               Comment: The language in this paragraph states that the example includes “one year of capped expenses in each period.” However, the Fund does not appear to have an expense limitation agreement in place. Please remove this language.

Response: The Issuer removed “one year of capped expenses in each period” from the paragraph on pg. 26 of the Amended Registration Statements.

Direct Holdings of Real Property – page 34-35

28.               Comment: The disclosure states that “[t]he Fund will acquire its properties through entities owned or controlled directly or indirectly by the Fund.” Please disclose that, for purposes of complying with the leverage limitations of Section 18 of the 1940 Act, the Fund will treat as its own the borrowings of any entity primarily controlled by the Fund that engages in investment activities in securities or other assets. An entity is “primarily controlled” by the Fund if the Fund has control, as defined in Section 2(a)(9) of the 1940 Act, and the Fund’s control is greater than that of any other person.

Response: The Issuer provided the requested disclosure in the Amended Registration Statements.

Real Estate Collateralized Debt – page 37

29.               Comment: The strategy disclosure on this page refers to investments in REITs and other real estate investment vehicles that hold commercial mortgage-backed securities or collateralized debt obligations. If such holdings will be part of the Fund’s principal investment strategy, please disclose this in the summary section.

Response: While the Issuer may invest in REITs and other real estate investment vehicles that hold commercial mortgage-backed securities or collateralized debt obligations, such instruments are not expected to be a principal investment of the Issuer, at this time.

Mezzanine Debt – page 37

30.               Comment: Please clarify whether the Fund’s loan investments will include covenant-lite loans. If so, consider whether additional risk disclosure related to such loans should be added.

Mr. Christopher R. Bellacicco
October 25, 2022

Response: The Issuer confirms that any mezzanine debt in which the Issuer invests will not include covenant-lite investments.

Financing Issues – page 42

31.               Comment: This section states that “[f]inancial institutions in which the Fund may invest are subject to extensive governmental regulation.” However, the Fund’s strategy does not appear to discuss investing in financial institutions. Please revise the strategy to include such a discussion or remove this risk, as appropriate.

Response: Investments in financial institutions is not a meaningful part of the Issuer’s investment strategy. As such, the Issuer removed the risk disclosure in the Amended Registration Statements.

Allocation of Investment Opportunities – page 64

32.               Comment: The second paragraph of this section notes that “[t]he Adviser and the Funds may apply for an exemptive order from the SEC that would expand the Master Fund’s ability to co-invest alongside the Adviser and its affiliates in Portfolio Investments.”

a.	Please supplementally explain the anticipated timing of applying for such co-investment relief.
b.	The phrase “that would expand upon the Master Fund’s ability to co-invest” suggests that the Master Fund will co-invest in certain circumstances prior to receiving an exemptive order. Please explain the Master Fund’s basis for doing so.

Response:

a.	At the present time, the Issuer does not intend to apply for co-investment relief.
b.	Prior to receiving an exemptive order, the Master Fund may investment in co-investment opportunities consistent with applicable regulatory guidance.[1]

The Board of Trustees – page 65

33.               Comment: This section states that the Board is comprised of five Trustees, four of whom are not interested persons of the Funds. However, the disclosure on pages 22-23 of the SAI indicates that there are four Trustees, two of whom are not interested persons of the Funds. Please reconcile this discrepancy.

[1] “Existing regulatory guidance” refers to the two MassMutual no-action letters[1] which provide that simultaneous participation by a registered investment company and its affiliate or an account in which an affiliate of the fund has an interest is permitted, provided that the only term negotiated by the investment adviser is price. To the extent applicable to any investments that the Fund may make, “existing regulatory guidance” also refers to the SMC Capital no-action letter,[1] which provides that mere aggregation of orders for advisory clients including a registered investment company would not violate Section 17 or Rule 17d-1, provided that the registered investment company participated on terms no less advantageous than those received by any other participant. “Existing regulatory guidance” also refers to the SEC’s post-1995 position articulated in the Salomon Brothers and First Financial no-action letters[1] with respect to collapsing a parent entity with its wholly owned subsidiaries and treating them as one collapsed entity, in which the SEC stated that it would not collapse affiliated entities for purposes of determining a person’s status as an interested or affiliated person “absent substantial policy reasons.” “Existing regulatory guidance” may also refer to the interpretative stance taken by various courts in leading cases[1] interpreting Section 17 and Rule 17d-1, though such cases are not, strictly speaking, “regulatory guidance.”

Mr. Christopher R. Bellacicco
October 25, 2022

Response: The Issuer confirms that there are four Trustees, two of whom are not interested persons of the Funds. The Issuer reconciled the discrepancy in the Amended Registration Statements.

The Adviser – page 65

34.               Comment: The disclosure states that “[a] discussion regarding the basis for the Board’s approval of the Investment Advisory Agreement will be available in the Funds’ Semi-Annual Report to Shareholders for the period ended June 30, 2021.” Please revise this to say June 30, 2022.

Response: The Issuer provided the requested revision in the Amended Registration Statements.

Portfolio Management – page 65

35.               Comment: Please add disclosure stating that the SAI includes additional information about portfolio manager compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Fund. See Item 9.1.c of Form N-2.

Response: The Issuer provided the requested disclosure on pg. 57 of the Amended Registration Statements.

36.               Comment: As the Funds may invest in securities in foreign markets as part of their principal investment strategy, please provide a basis to assess the expertise and experience of the Adviser with respect to foreign investments. See Guide 9 to Form N-2.

Response: The Adviser will leverage the expertise of the selected ETFs in evaluating any foreign market exposure. Foreign market investments will not represent a meaningful portion of the Issuer’s investments.

Other Service Providers – page 66

37.               Comment: The disclosure states that “each Fund pays Ultimus a fee based on the average net assets of the Fund . . .. .” Please disclose this fee. See Item 9.1.d of Form N-2.

Response: After conferring with Ultimus, the Issuer respectfully declines to include additional disclosure regarding Ultimus’ fees, as this information is customarily treated as private and confidential and is not material. Please note that the fees paid by the Issuer to Ultimus for the most recent fiscal year will be included in a 486B post-effective amendment filing. The fees paid by the Issuer to Ultimus are also included in the annual and semi-annual reports to shareholders, which are filed with the SEC on Form N-CSR.

Exchange from Auction Fund to Tender Offer Fund – page 77

38.               Comment: The disclosure states that shareholders may exchange their Shares in the Auction Fund for interests in the Tender Offer Fund “on the basis of relative NAVs of the securities to be exchanged.” Please include this or similar disclosure in the Summary section of the prospectus.

Response: The Issuer provided the requested disclosure on pg. 3 of the Amended Registration Statements.

Mr. Christopher R. Bellacicco
October 25, 2022

Repurchase Offers by the Tender Offer Fund – page 80

39.               Comment: Please disclose any adverse tax consequences to a shareholder that may arise as a result of a tender offer. The staff notes that the discussion in the penultimate paragraph on this page suggests that a tendering shareholder may be paid in cash or in-kind, or a combination of both. If accurate, please disclose any risks related to a receipt of in-kind assets in a tender offer.

Response: The Issuer has included the requested disclosure in the Amended Registration Statements.

Repurchase Offers by the Tender Offer Fund – page 81

40.               Comment: The third bullet point on this page states that “a Fund will give to each shareholder whose Shares have been accepted for repurchase a promissory note . . . entitling the shareholder to be paid an amount equal to the value . . . of the repurchased Shares.” Supplementally, please provide an analysis of whether the promissory note will create a senior security because it could have a leveraging effect on the Master Fund’s portfolio. Please address whether the Tender Offer Fund prospectus should include a senior security table, and explain how the Fund will account for the issuance of the promissory note (e.g., as a senior security or contra equity).

Response: At the present time, there are no shareholders of the Tender Offer Fund and none are expected. The Issuer does not anticipate issuing promissory notes in lieu of cash payments. In the event that it does, the Issuer will include a senior security table, as appropriate.

Repurchase Offers by the Tender Offer Fund -page 82

41.               Comment: The disclosure in the first bullet point on this page indicates that the promissory note will provide for two payments to a shareholder who tenders Tender Offer Fund Shares in a repurchase offer. One payment will occur approximately 15 days after the Repurchase Date. However, the second payment for approximately 5% of the estimated aggregate value of the tendered Shares will not be paid until 60 days after the audit at the end of the Fund’s fiscal year. This could delay payment of the second payment for up to 14 months. Please explain to the staff how these terms comply with the “prompt payment” provisions of Rules 13e-4(f)(5) and 14e-1(C) of the 1934 Act. See SEC Release No. 34-4306, in which the Commission stated that, in most cases, payment would be prompt if made no later than three business days after expiration.

Response: The Issuer will not use issue promissory notes to shareholders. As a result, the Issuer has removed references to promissory notes from the Amended Registration Statement.

Repurchase Offers by the Tender Offer Fund – page 83

42.               Comment: The final bullet point on this page indicates that the Tender Offer Fund may repurchase Shares from a shareholder without the shareholder’s consent if it would be in the best interests of the Fund to do so. Please remove this language and replace it with language stating that involuntary redemptions will be conducted consistent with Rule 23c-2 under the 1940 Act.

Response: The referenced language was deleted and replaced as requested above in the Amended Registration Statements.

Mr. Christopher R. Bellacicco
October 25, 2022

Distribution Policy – page 85

43.               Comment: The third-to-last paragraph of this section refers to the Fund’s dividend reinvestment policy. Please describe the material aspects of this dividend reinvestment policy as required by Item 10.1.e of Form N-2. Additionally, please include a copy of the policy as an exhibit as required by Item 25.2.e of Form N-2.

Response: The Issuer has described material aspects of the dividend reinvestment plan in the Amended Registration Statements. The Issuer does not have a separate document setting forth the policy of the dividend reinvestment plan.

Description of Capital Structure and Shares – page 86

44.               Comment: The last sentence of this section states that only the Auction Fund intends to offer additional share classes if the SEC grants exemptive relief. Please briefly discuss how any additional classes would differ from the class currently being registered and whether all share classes of the Auction Fund will be permitted to participate in monthly auctions and exchange Shares for Tender Offer Fund Shares. Please also discuss whether the terms of exchange will be the same for each Share class (e.g., will all shareholders receive the same Tender Offer Fund Shares?).

Response: At the present time, the Issuer has not applied for exemptive relief. Upon application, the Issuer will supplement the prospectus accordingly.

Statement of Additional Information

Distribution Requirement – page 7

45.               Comment: The disclosure in this section refers to both pay-in-kind (“PIK”) securities and original issue discount (“OID”) securities. Please confirm whether the Funds will invest significantly in such securities and, if so, please disclose the risks presented by investments in PIK and OID securities, including:

a.                   the interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

b.                   the interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

c.                   market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

d.                   PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral;

e.                   Use of PIK and OID securities may provide certain benefits to the Adviser, including increasing management fees and incentive compensation; and

f.                    the Funds may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash distributions may have to be paid from offering proceeds or the sale of Fund assets.

Response: The Issuer confirms that it will not directly invest in any PIK or OID securities. Any investment in PIK or OID securities will be indirectly through non-traded BDCs utilized in the portfolio.

Mr. Christopher R. Bellacicco
October 25, 2022

MASTER FUND

General

46.               Comment: For any documents incorporated by reference, please include the SEC file number and add hyperlinks. See Rule 0-4 under the 1940 Act.

Response: The Issuer undertakes to include the SEC file number and hyperlinks for any documents incorporated by reference in a future pre-effective amendment.

Part A

47.               Comment: This section incorporates the Auction Fund’s registration statement by reference. However, there are two feeder funds to the Master Fund. Please incorporate both by reference, or provide an explanatory note explaining why only the Auction Fund’s registration statement is incorporated by reference.

Response: The Issuer undertakes to incorporate the Auction Fund’s registration statement and the Tender Fund’s registration statement in a future pre-effective amendment.

Item 3. Fee Table

48.               Comment: The staff notes that footnote 2 appears to be almost identical to the corresponding footnote in the Auction Fund and Tender Offer Fund prospectuses and states:

Other Expenses are based on estimated amounts for the current fiscal year and include all direct operating expenses of the Master Fund, including a fee of 0.15% of average daily net assets payable to Nasdaq Private Market (which amount may be lower in any particular year), and all indirect operating expenses that the Master Fund bears through its investment in the Master Fund. Other Expenses include the Fund’s organization and offering fees and expenses.

With respect to the footnote in the Master Fund:

a.                   Please confirm whether the clause that states “including a fee 0.15% of average daily net assets payable to Nasdaq Private Market (which amount may be lower in any particular year) . . .” is relevant to the Master Fund.

b.                   Please delete the clause that states “and all indirect operating expenses that the Master Fund bears through its investment in the Master Fund.”

c.                   Please insert the word “Master” in the final sentence, so that it reads “Other Expenses include the Master Fund’s organization and offering fees and expenses” (emphasis added).

Response:

a.	The Issuer confirms that the fee payable to Nasdaq is relevant to the Master Fund. The Issuer notes that the quarterly fee payable to Nasdaq shall be equal to 0.10% of the Issuer's assets under management calculated on the last day of the calendar quarter. The Issuer undertakes to revise the Registration Statements accordingly in a pre-effective amendment.
b.	The Issuer deleted “and all indirect operating expenses that the Master Fund bears through its investment in the Master Fund” from the footnote in the pre-effective amendment filed with the Commission on June 23, 2022.
c.	The Issuer included the word “Master” in the pre-effective amendment filed with the Commission on June 23, 2022.

Mr. Christopher R. Bellacicco
October 25, 2022

49.               Comment: With respect to footnote 4, please supplementally explain why the acquiring fund fees and expenses shown exclude performance-based fees and other allocations paid by the Private Markets Investments Funds that are paid solely on the realization and/or distribution of gains.

Response: As an initial matter, the Issuer believes this comment was intended to reference footnote 3, rather than footnote 4 and has prepared this response accordingly. Footnote 3 reads as follows:

Includes the estimated fees and expenses of the Private Markets Investment Funds in which the Master Fund intends to invest, based upon estimated net assets of the Fund of $50 million during the Fund’s first 12 months of operations. Some or all of the Private Markets Investment Funds in which the Master Fund intends to invest charge carried interests, incentive fees or allocations based on the Private Markets Investment Funds’ performance. The Private Markets Investment Funds in which the Master Fund intends to invest generally charge a management fee of 1.00% to 2.00%, and approximately 15% to 20% of net profits as a carried interest allocation. The “Acquired Fund Fees and Expenses” disclosed above are based on historic fee information of the Private Markets Investment Funds in which the Master Fund anticipates investing, which may change substantially over time and, therefore, significantly affect “Acquired Fund Fees and Expenses.” The expense shown as “Acquired Fund Fees and Expenses” reflects operating expenses of the Private Markets Investment Funds (e.g., management fees, administration fees and professional and other direct, fixed fees and expenses of the Private Markets Investment Funds) after refunds, excluding any performance-based fees or allocations paid by the Private Markets Investment Funds that are paid solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Private Markets Investment Funds.

The exclusion of performance-based fees on unrealized and/or distributed gains is consistent with Instruction 10.d to Item 3 of the Form N-2, which states in relevant part: “For purposes of this instruction: (i) Acquired Fund expenses include increases resulting from brokerage service and expense offset arrangements and reductions resulting from fee waivers or reimbursements by the Acquired Funds’ investment advisers or sponsors; and (ii) Acquired Fund expenses do not include any expenses (i.e., performance fees) that are calculated solely upon the realization and/or distribution of gains, or the sum of the realization and/or distribution of gains and unrealized appreciation of assets distributed in-kind.”

Item 3. Example

50.               Comment: The language in this paragraph states that the example includes “one year of capped expenses in each period.” However, the Master Fund does not appear to have an expense limitation agreement in place. Please remove this language.

Response: The Issuer removed this language in the Amended Registration Statements and undertakes to remove this language in a future pre-effective amendment of the Master Fund.

Mr. Christopher R. Bellacicco
October 25, 2022

If you have any further questions or comments, please do not hesitate to contact me at (404) 881-4932.

Sincerely,

Martin Dozier

cc: Frederick Baerenz, President and Chief Executive Officer